082-03775

SUPPL

RECEIVED

2006 NOV 28 P 3:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORRIENTE RESOURCES INC.

November 10, 2006

Message to Shareholders

The third quarter of 2006 ended with the company's Board of Directors giving its approval to order long lead-time equipment, which included SAG and ball mills and infrastructure components for the Mirador copper-gold project. This approval capped a busy quarter that was focused on completion of many of the engineering trade-off studies for the Mirador project. Moving forward with the ordering of this equipment allows Corriente to stay on track for a start-up at Mirador by the end of 2008.

During the quarter we successfully added personnel to our project and technical staff, allowing us to steadily continue to build capacity with our in-country team during the quarter.

As to project financing, talks continue with a variety of potential lenders to the Mirador project. As part of this effort, an independent technical consultant has been selected and has begun its review work towards producing an independent technical report for use by potential project financiers. Additionally, work on the SNC-Lavalin feasibility study continued during the quarter and completion of this work is planned prior to the end of 2006.

Copper prices continue to show strength and remain well above historical averages and elevated copper production costs. We believe that this copper environment will continue for some time, including well beyond Corriente's Mirador project start-up, thereby creating substantial opportunities.

Exploration drilling is continuing at the Panantza copper project (located 45 km to the north of the Mirador project), with the project continuing to show strong copper values extending to the south (from previous estimates). Drilling is expected to continue at Panantza through the first quarter of 2007, at which time an updated resource estimate will be commissioned with an independent engineering firm. Once the Panantza drilling program is completed, we expect to begin drilling at our San Carlos project next door.

With the above in place, we believe Corriente has a strong future in any near, medium and long-term view of the world copper marketplace.

On behalf of the Board,

Kenneth R. Shannon

Chief Executive Officer

06018869

PROCESSED

DEC 0 1 2006

THOMSON FINANCIAL

11/29

Corriente Resources Inc.

(A Development Stage Enterprise)

Interim Consolidated Financial Statements

Nine months ended September 30, 2006

(Unaudited)

AUDITOR REVIEW

November 10, 2006

To the Shareholders of
Corriente Resources Inc.

In accordance with the requirements of National Instrument 51-102 of the Canadian Securities Administrators, the company's auditors have not reviewed the unaudited interim consolidated financial statements and accompanying financial information contained in the company's interim report for the periods ended September 30, 2006.

"Darryl F. Jones"
Darryl F. Jones, CA
Chief Financial Officer

Corriente Resources Inc.

(A development stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30, 2006 (Unaudited)	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 134,668,546	$ 32,440,690
Accounts receivable and prepaid expenses	621,535	187,746
	135,290,081	32,628,436
Mineral properties (note 3)	49,570,682	34,205,955
Property, plant and equipment (note 4)	597,293	265,617
Other assets (note 5)	5,056,010	–
	$ 190,514,066	$ 67,100,008
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,151,629	$ 976,244
Shareholders' Equity		
Share capital (note 6 (b))	233,504,406	112,367,655
Options (note 6 (c))	2,143,445	2,622,248
Contributed surplus	993,697	930,660
Deficit accumulated during the development stage	(49,279,111)	(49,796,799)
	187,362,437	66,123,764
	$ 190,514,066	$ 67,100,008

Approved by the Board of Directors

"Dale C. Peniuk" Director *"Kenneth R. Shannon"* Director

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.

(A development stage enterprise)

Consolidated Statements of Changes in Shareholders' Equity

For the nine months ended September 30, 2006 (Unaudited)

(Expressed in Canadian dollars)

	Common Shares		Estimated Fair Value				
	Number	Share Capital	Options	Share Purchase Warrants	Contributed Surplus	Deficit Accumulated during the development stage	Total Shareholders' Equity
Since inception:							
Common shares issued for cash, net of issue costs	24,169,872	$ 52,994,066	$ -	$ -	$ -	$ -	$ 52,994,066
Common shares issued for mineral properties and settlement of debt	6,621,477	6,554,554	-	-	-	-	6,554,554
Net fair value of warrants issued	-	-	-	501,051	676,407	-	1,177,458
Stock based compensation expense on unexercised vested options	-	-	644,665	-	-	-	644,665
Net losses since inception	-	-	-	-	-	(45,056,506)	(45,056,506)
Balance at December 31, 2002	30,791,349	59,548,620	644,665	501,051	676,407	(45,056,506)	16,314,237
Common shares issued for cash pursuant to private placements, net of issue costs	7,750,000	15,959,370	-	-	-	-	15,959,370
Common shares issued for cash pursuant to exercise of warrants	2,239,946	2,380,513	-	-	-	-	2,380,513
Common shares issued for cash pursuant to exercise of options	575,000	463,250	-	-	-	-	463,250
Common shares issued for mineral property interests	250,000	232,500	-	-	-	-	232,500
Fair value of warrants issued	-	-	-	96,455	-	-	96,455
Fair value of options exercised	-	286,608	(286,608)	-	-	-	-
Fair value of warrants exercised	-	170,326	-	(170,326)	-	-	-
Fair value of warrants expired	-	-	-	(254,253)	254,253	-	-
Stock based compensation expense on unexercised vested options	-	-	762,558	-	-	-	762,558
Net loss for the year ended December 31, 2003	-	-	-	-	-	(682,092)	(682,092)
Balance at December 31, 2003	41,606,295	79,041,187	1,120,614	172,927	930,660	(45,738,598)	35,526,790
Common shares issued for cash pursuant to exercise of warrants	3,500,098	3,928,512	-	-	-	-	3,928,512
Common shares issued for cash pursuant to exercise of options	315,000	304,350	-	-	-	-	304,350
Fair value of options exercised	-	174,876	(174,876)	-	-	-	-
Fair value of warrants exercised	-	76,472	-	(76,472)	-	-	-
Stock based compensation expense on unexercised vested options	-	-	709,424	-	-	-	709,424
Net loss for the year ended December 31, 2004	-	-	-	-	-	(714,062)	(714,062)
Balance at December 31, 2004	45,421,393	83,525,397	1,655,163	96,455	930,660	(46,452,660)	39,755,015

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.

(A development stage enterprise)
Consolidated Statements of Changes in Shareholders' Equity
For the nine months ended September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

	Common Shares		Estimated Fair Value				
	Number	Share Capital	Options	Share Purchase Warrants	Contributed Surplus	Deficit accumulated during the development stage	Total Shareholders' Equity
Balance at December 31, 2004	45,421,393	83,525,397	1,655,163	96,455	930,660	(46,452,660)	39,755,015
Common shares issued for cash pursuant to private placements, net of issue costs	7,605,000	27,853,364	-	-	-	-	27,853,364
Common shares issued for cash pursuant to exercise of options	475,000	435,250	-	-	-	-	435,250
Common shares issued for cash pursuant to exercise of warrants	250,000	200,000	-	-	-	-	200,000
Fair value of options exercised	-	257,189	(257,189)	-	-	-	-
Fair value of warrants exercised	-	96,455	-	(96,455)	-	-	-
Stock based compensation expense on unexercised vested options	-	-	1,224,274	-	-	-	1,224,274
Net loss for the year ended December 31, 2005	-	-	-	-	-	(3,344,139)	(3,344,139)
Balance at December 31, 2005	53,751,393	112,367,655	2,622,248	-	930,660	(49,796,799)	66,123,764
Common shares issued for cash pursuant to a short form prospectus offering, net of issue costs	19,231,000	117,662,734	-	-	-	-	117,662,734
Common shares issued for cash pursuant to exercise of options	1,760,000	2,322,450	-	-	-	-	2,322,450
Fair value of options exercised (note 6 (c))	-	1,151,567	(1,151,567)	-	-	-	-
Stock based compensation expense on unexercised vested options (note 6 (c))	-	-	735,801	-	-	-	735,801
Fair value of options terminated (note 6 (c))	-	-	(63,037)	-	63,037	-	-
Earnings for the nine-month period ended September 30, 2006	-	-	-	-	-	517,688	517,688
Balance at September 30, 2006 (unaudited)	74,742,393 $	233,504,406 $	2,143,445 $	- $	993,697 $	(49,279,111) $	187,362,437

Corriente Resources Inc.

(A development stage enterprise)

Consolidated Statements of Operations and Deficit Accumulated During the Development Stage

For the three months and nine months ended September 30, 2006 (Unaudited)

(Expressed in Canadian dollars)

	Three months ended September 30, 2006	2005	Nine months ended September 30, 2006	2005
Administration				
Stock-based compensation (note 6 (c))	$ 621,410	$ 1,008,918	$ 735,801	$ 1,224,274
Management salaries, wages and benefits (note 7)	175,377	129,085	601,800	335,387
Legal, accounting and tax services	44,313	682	314,071	42,484
Corporate development and shareholder expenses	62,194	123,040	196,448	257,158
Regulatory fees	1,391	75	191,233	39,320
Office and related	62,524	40,230	173,986	123,482
Travel	22,982	3,844	70,577	42,379
Consultants	–	–	33,615	–
Depreciation	5,360	4,270	14,314	11,322
	995,551	1,310,144	2,331,845	2,075,806
Other				
Interest income	(1,467,449)	(39,836)	(2,487,967)	(164,183)
Gain on sale of marketable securities (note 3)	–	195,304	(336,253)	(70,014)
Foreign exchange (gain) loss	(7,210)	16,051	(62,347)	5,777
General exploration	1,113	10,863	37,034	19,235
Gain on sale of assets	–	(88,320)	–	(1,970,320)
Write-down of marketable securities	–	–	–	176,000
	(1,473,546)	94,062	(2,849,533)	(2,003,505)
Loss (earnings) for the period	(477,995)	1,404,206	(517,688)	72,301
Deficit accumulated during the development stage – beginning of period	49,757,106	45,120,755	49,796,799	46,452,660
Deficit accumulated during the development stage – end of period	$ 49,279,111	$ 46,524,961	$ 49,279,111	$ 46,524,961
Basic and diluted loss (earnings) per share	$ (0.01)	$ 0.03	$ (0.01)	$ 0.00
Weighted average number of shares outstanding	74,742,393	45,923,597	74,569,041	45,669,085

The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.

(An development stage enterprise)

Consolidated Statements of Cash Flows

For the three months and nine months ended September 30, 2006 (unaudited)

(Expressed in Canadian dollars)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Earnings (loss) for the period	$ 477,995	$ (1,404,206)	$ 517,688	$ (72,301)
Items not affecting cash				
Stock-based compensation	621,410	1,008,918	735,801	1,224,274
Depreciation	5,360	4,270	14,314	11,322
Shares received on sale of assets	–	–	–	(1,882,000)
Write-down of marketable securities	–	–	–	176,000
Loss (gain) on sale of marketable securities	–	195,304	(336,253)	(70,014)
Changes in non-cash working capital				
Accounts receivable and advances	111,449	31,526	(433,789)	(6,403)
Accounts payable and accrued liabilities	2,681,508	(565,576)	2,175,385	(521,777)
	3,897,722	(729,764)	2,673,146	(1,140,899)
Investing activities				
Mineral properties	(7,699,350)	(1,871,821)	(15,276,541)	(6,937,288)
Other assets	(1,685,601)	–	(5,056,010)	–
Property, plant and equipment	(195,059)	(80,638)	(434,177)	(143,655)
Proceeds from sale of marketable securities	–	1,501,034	336,253	2,320,352
Deferred power project costs	–	(85,924)	–	(1,044,027)
	(9,580,010)	(537,349)	(20,430,475)	(5,804,618)
Financing activities				
Proceeds from issuance of share capital, net of issue costs	258,325	158,000	119,985,185	571,850
	258,325	158,000	119,985,185	571,850
Increase (decrease) in cash and cash equivalents	(5,423,963)	(1,109,113)	102,227,856	(6,373,667)
Cash and cash equivalents – beginning of period	140,092,509	7,338,273	32,440,690	12,602,827
Cash and cash equivalents – end of period	$134,668,546	$ 6,229,160	$134,668,546	$ 6,229,160

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2 Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements including the notes thereto for the year ended December 31, 2005.

Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Corriente Caymans Gold Company, Corriente Caymans Mining Company, Corriente Caymans Transport Company, CTQ Management Inc., Ecuacorriente S.A., Explorcobres S.A., Minera Midasmine S.A., Minera Panantza B.V., and Puertocobre S.A.

3 Mineral properties

Corriente Copper Belt, Ecuador

Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

(Expressed in Canadian dollars)

Following is a summary of the company's deferred mineral property expenditures.

Corriente Copper Belt	**Mirador/ Mirador Norte**	**Panantza / San Carlos**	**Other (1)**	**Total**
Balance December 31, 2005	$28,683,887	$ 3,704,723	$ 1,817,345	$ 34,205,955
Option / acquisition payments	1,635,053	94,484	-	1,729,537
Deferred exploration and development costs	11,899,761	1,716,655	18,774	13,635,190
Balance September 30, 2006 (unaudited)	$ 42,218,701	$ 5,515,862	$ 1,836,119	$ 49,570,682

(1) – comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu, Trinidad and Dolorosa copper and copper-gold and Tundayme/Piedra Liza gold exploration targets in the Corriente Copper Belt.

Other

In 2003, the company sold the shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Over five years from the date of the sale agreement, the company was originally scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represented the balance of any purchase consideration owing to the company by the purchaser at that time. Should the Taca-Taca property achieve commercial production, the purchaser is obligated to pay the company US$ 1,000,000.

In April 2005, the purchaser underwent a reorganization, at which time the company received an equivalent 200,000 shares of each of the purchaser's four post-reorganization companies. Three of these companies were publicly-traded, while the fourth was private and was carried at a nominal value. The company sold all of the shares of the publicly-traded post-reorganization companies prior to the end of 2005. During the course of 2006, the shares of the remaining company became publicly traded and the company sold all of these shares for a total net proceeds of $336,253.

(Expressed in Canadian dollars)

4 Property, plant and equipment

	September 30, 2006 (Unaudited)			December 31, 2005		
	Cost $	Accumulated Depreciation $	Net $	Cost $	Accumulated Depreciation $	Net $
Computer equipment	448,836	186,986	261,850	218,291	161,620	56,671
Vehicles	257,117	77,076	180,041	201,965	50,796	151,169
Office furniture and equipment	172,461	69,742	102,719	71,742	57,638	14,104
Field equipment	68,121	30,414	37,707	57,326	22,665	34,661
Communications equipment	26,486	11,510	14,976	18,284	9,272	9,012
	973,021	375,728	597,293	567,608	301,991	265,617

5 Other assets

	September 30, 2006	December 31, 2005
EIA security deposit	$ 3,374,939	$ –
Advances on mineral property expenditures	1,681,071	–
	$ 5,056,010	$ –

As a requirement of the Ministry of Energy and Mining ("MEM") of Ecuador in order to approve the Mirador project's Environmental Impact Assessment ("EIA"), the company was required to post US $3,019,539 ($3,374,939) in favour of the MEM as a security deposit against the company's obligations under the EIA.

(Expressed in Canadian dollars)

6 Share capital

a) Authorized
100,000,000 common shares without par value

b) Issued

See Consolidated Statements of Changes in Shareholders' Equity. On May 25, 2006, the company completed a public offering of 19,231,000 common shares at $6.50 per share pursuant to a short form prospectus dated May 18, 2006 to raise gross proceeds of $125,001,500 before issue costs of $7,338,765.

c) Stock options

The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the "Option Plan") for directors, officers, employees, and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company's current outstanding share capital at any given time. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. As at September 30, 2006, options to purchase a total of 2,285,000 shares were outstanding, 1,176,248 of which had vested.

For the nine-month period ended September 30, 2006, the company recorded the estimated fair value of the granted options which vested during the period as stock-based compensation expense of $735,801 (2005 - $1,224,274). Stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.87 – 4.16%
Expected dividend yield	–
Expected stock price volatility	65 – 67%
Expected option life in years	3

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options. The fair value assigned to the stock options exercised is credited to share capital.

During the nine-month period ended September 30, 2006, options to purchase 1,760,000 common shares of the company were exercised for proceeds of $2,322,450.

(Expressed in Canadian dollars)

The continuity of stock options outstanding is as follows:

	Number of options	Exercise Price $	Expiry dates	Assigned Fair Value $	Weighted Average Price $
Options outstanding – December 31, 2005	2,855,000			2,622,248	1.89
Exercised	(25,000)	1.14	March 5, 2006	(15,903)	
Exercised	(605,000)	0.90	May 28, 2006	(265,880)	
Exercised	(480,000)	0.89	July 28, 2006	(224,802)	
Exercised	(310,000)	1.28	September 10, 2006	(203,305)	
Exercised	(100,000)	3.32	February 9, 2007	(158,389)	
Exercised	(30,000)	3.25	September 28, 2007	(47,628)	
Exercised	(160,000)	2.27	July 25, 2008	(170,715)	
Exercised	(25,000)	3.16	June 1, 2007	(38,882)	
Exercised	(25,000)	2.15	June 1, 2008	(26,063)	
Granted	25,000	4.50	January 23, 2009	52,582	
Granted	400,000[1]	5.25	February 3, 2011	988,946	
Granted	60,000[2]	5.50	May 22, 2011	155,319	
Granted	85,000[2]	5.35	June 1, 2011	214,325	
Granted	125,000[1]	5.35	June 1, 2011	315,185	
Terminated	(25,000)	5.35	June 1, 2011	(63,037)	
Granted	100,000[1]	5.37	August 31, 2011	249,000	
Granted	75,000[1]	5.10	September 13, 2011	173,909	
Granted	345,000[2]	4.70	September 29, 2011	742,450	
Options outstanding – September 30, 2006	2,285,000			4,299,360	4.01

[1] Options granted to senior management, directors and non-senior management vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company's Board of Directors.

[2] Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's Board of Directors.

(Expressed in Canadian dollars)

The following table summarizes the stock options vested and outstanding at September 30, 2006:

Exercise price	Options outstanding and vested at September 30, 2006	Remaining contractual life (years)	Options outstanding at September 30, 2006	Remaining contractual life (years)
$ 3.32	175,000	0.4	175,000	0.4
3.16	75,000	0.7	75,000	0.7
3.55	100,000	0.8	100,000	0.8
3.25	10,000	1.0	10,000	1.0
2.15	75,000	1.7	75,000	1.7
2.27	360,000	1.8	360,000	1.8
2.99	300,000	1.9	300,000	1.9
4.50	25,000	2.3	25,000	2.3
5.25	50,000	4.3	400,000	4.3
5.50	–		60,000	4.6
5.35	6,248	4.7	100,000	4.7
5.35	–		85,000	4.7
5.37	–		100,000	4.9
5.10	–		75,000	5.0
4.70	–		345,000	5.0
	1,176,248	1.6	2,285,000	3.1

7 Related party transactions and balances

Included in management fees, wages and benefits are expenditures of $Nil (2005 – $10,000) for the nine-month period ended September 30, 2006 in respect of administrative and technical services provided by a company affiliated with an employed officer. At September 30, 2006, $Nil (December 31, 2005 – $15,000) was due to this company affiliated with an employed officer. Also included in management fees, wages and benefits for the nine-month period ended September 30, 2006 are directors' fees of $175,380 (2005 – $39,000).

8 Segmented information

The company operates within a single operating segment, which is mineral exploration and development. The company's mineral property interests are in Ecuador, South America, as set out in note 3. Substantially all of the company's income and expenses are incurred in Canada. Geographic segmentation of mineral properties and property, plant and equipment is as follows:

	September 30, 2006		December 31, 2005	
	Mineral properties	Property, plant and equipment	Mineral properties	Property, plant and equipment
Canada	$ –	$ 76,046	$ –	48,128
Ecuador	49,570,682	521,247	34,205,955	217,489
	$ 49,570,682	$ 597,293	$ 34,205,955	265,617

Corriente Resources Inc.

(A development stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2006 (Unaudited)
(Expressed in Canadian dollars)

9 Supplemental cash flow information

Cash and cash equivalents comprise the following:

	September 30, 2006	December 31, 2005
Cash on hand and balances with banks	$ 525,913	$ (16,750)
Short-term investments	134,142,633	32,457,440
	$ 134,668,546	$ 32,440,690

During the periods ended September 30, 2006 and 2005, the company conducted non-cash operating, investing and financing activities as follows:

	2006	2005
Mineral properties – non-cash deferred exploration	$ (88,187)	$ (140,696)
Marketable securities received from sale of subsidiary company	$ –	$ 1,882,000

10 Financial instruments

The company does not use any derivative financial instruments.

At September 30, 2006, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

RECEIVED
2006 NOV 28 P 3:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT'S DISCUSSION & ANALYSIS

(Expressed in Canadian dollars unless otherwise noted)

November 10, 2006

Management's Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the fiscal period ended September 30, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2006 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

As a Canadian public company, Corriente is required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. Any discussion of mineral reserves and resources included in the following discussion is based upon the required standards in Canada and differs from the requirements of the Securities and Exchange Commission ("SEC"). The mineral resources reported by the company are not "proven reserves" nor are they "probable reserves" as those terms are defined by the SEC.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this Management's Discussion and Analysis ("MD&A") constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results,. performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found on SEDAR.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the unaudited interim and audited annual consolidated financial statements and notes thereto, MD&A and other information contained therein. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is accountable to the Board of Directors ("Directors"), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the company's consolidated financial statements in accordance with generally accepted auditing standards in Canada. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2006 Annual General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company's Corporate Governance Committee and approved by the Directors.

Disclosure Controls

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to Management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

- identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.
- identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.
- establishment of timetables for the preparation and adequate review of reportable information.
- procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.
- procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.
- procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.
- ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.
- ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely (than not) to be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company's disclosure controls are sufficient while being practical for a company of its size.

General

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold resource properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain resource property concessions in the Corriente Copper Belt, the most advanced of which is the Mirador project. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton for each such property.

Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Corriente is currently moving towards construction of a starter project at its Mirador copper-gold project. Management believes that Mirador is one of the few new, sizeable copper projects in the world available for near-term production. Exploration activities are planned or ongoing for Panantza, San Carlos and six additional copper and copper-gold exploration targets that have been identified in the Corriente Copper Belt to date.

The company's executive head office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary's office located in Quito, Ecuador. The company has camp locations at Mirador and Rosa de Oro. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

The company's shares began trading on the American Stock Exchange on April 6, 2006. As a result, the company now trades on the Toronto Stock Exchange and the American Stock Exchange.

Appointment to the Board of Directors

In September 2006, the company appointed Dale C. Peniuk, C.A. to its Board of Directors. Until early 2006, Mr. Peniuk was an assurance partner with KPMG LLP Chartered Accountants in their Vancouver office, specializing in the mining area and was the leader of KPMG's Vancouver office mining industry group. He was the lead audit engagement partner for a number of KPMG's Vancouver mining company clients, including several companies with advanced development projects, producing mines and smelter/refinery operations in North and South America.

Mr. Peniuk has been a member of the Institute of Chartered Accountants of British Columbia's Public Company Technical Forum since 2000 and is currently the Chair of that committee. Mr. Peniuk currently provides financial consulting services to the mining industry and serves as a director of one other public company.

With the addition of Mr. Peniuk, the company's Board of Directors is comprised of five non-management directors and one management director.

Corporate Structure

During the third quarter of 2006, the company incorporated four new subsidiaries for purposes of facilitating Mirador's project infrastructure and the company's gold concession spin-off plans.

Stock Options

At its May 25, 2006 Annual General Meeting, the company sought and obtained approval to amend the company's stock option plan to change the number of shares that may be reserved for issue under it to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option. This amendment was also approved by the Toronto Stock Exchange ("TSX").

The following summarizes the stock options granted to date in 2006:

Date of grant	Date of expiry	Exercise Price	Recipients	Granted
January 2, 2006	January 2, 2009	$ 4.50	Director	25,000
February 3, 2006	February 3, 2011	5.25	Head office management	400,000
May 22, 2006	May 22, 2011	5.50	Other	60,000
June 1, 2006	June 1, 2011	5.35	Directors	125,000
June 1, 2006	June 1, 2011	5.35	Other	85,000
August 31, 2006	August 31, 2011	5.37	Other	100,000
September 13, 2006	September 13, 2011	5.10	Directors	75,000
September 29, 2006	September 29, 2011	4.70	Other	345,000
			Granted in 2006	1,215,000

Of the 1,215,000 options granted during the nine-month period ended September 30, 2006, 106,248 had vested, 1,108,752 had not yet vested and 25,000 were terminated.

Summary of stock options transactions during 2006:

	Number of shares	Weighted average exercise price
Balance at December 31, 2005	2,855,000	$1.89
Granted in 2006	1,215,000	5.11
Exercised in 2006	(1,760,000)	1.32
Terminated in 2006	(25,000)	5.35
Balance at September 30, 2006	2,285,000	$4.01

Effective February 1, 2006 the stock option granting policies of the Board of Directors were revised to include expiry dates five years from the date of grant, with the following vesting provisions:

- Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company's Board of Directors.
- Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's Board of Directors.

As at September 30, 2006, 1,176,248 of the company's 2,285,000 outstanding stock options had vested.

Mirador Project

On November 17, 2005, Corriente announced the results of a study intended to optimize the economics of the starter project at Mirador copper-gold project that was the subject of the base-case feasibility study released in April 2005. The optimization study, which incorporates the results of 52 additional drill holes completed in the summer of 2005, led to the calculation of an updated mineral resource model.

The optimization work, completed by Mine Development Associates of Reno, Nevada, includes a measured and indicated resource of 346,968,000 tonnes at an average grade of 0.62% copper, 0.2 grams/tonne gold and 1.6 grams/tonne silver (with an average cut-off grade of 0.37% copper).

Corriente is proceeding toward construction of a starter mining operation at its Mirador project. Mirador presents Corriente with a unique opportunity to introduce a substantial copper growth pipeline to a market environment that is currently plagued with supply challenges. Mirador's project economics at an initial 25,000 tonnes/day capacity allows Corriente to implement a scaled development strategy. This strategy calls for a modest first-phase project that can be financed by Corriente without major dilution to the company or the project itself. By using our first-phase cash flows, Corriente's plan is to expand Mirador's production to 50,000 tonnes/day.

With the May 2006 completion of our equity financing of $125 million and the Ecuadorian Ministry of Energy and Mines' approval of the Mirador Environmental Impact Assessment (EIA), two of the more challenging hurdles at Mirador have been successfully met. Currently, Corriente is reviewing financial proposals from a number of traditional resource-project banks, smelter groups and metals traders, precious metals royalty groups and equipment vendors for the necessary debt component of the Mirador project financing. Management is pleased with the progress of these discussions and feels that the keen interest from all of these potential industry financing partners points to the quality of the project and to the overall lack of new copper projects coming on-line in the near future.

Continued Commitment to Local Communities
The company continues to be committed to local communities in all aspects of its mining and economic development activities. Management is very pleased with the high level of experienced technical and management expertise that have been attracted to the Mirador project in recent months. Corriente's growth opportunities and the attraction of relocating to Ecuador are some of the key reasons why the company has been successful in getting a head-start in the building of a strong project team.

Long Lead-Time Equipment Orders Approved by the Board
In September 2006, Corriente's Board of Directors reviewed the development status of the Mirador project and approved the placement of orders for long lead-time equipment for the project. This equipment includes the main components of the grinding circuit such as the SAG and ball mills. The company is working on a timeline which calls for production at Mirador in the 4th Quarter of 2008 and these items are on the critical path to meet that deadline.

Capital investment budgeted to be spent through the end of 2006 totals approximately $28 million and is available from the company's current cash resources. In addition to providing funds for equipment orders, these investment expenditures are for infrastructure work, such as bridges and roads to provide improved access to the Mirador area and the planned pit, and will allow Corriente to continue to grow the mining and construction team from the strong core group in place in Ecuador.

In early November 2006, Corriente announced that it had signed a Letter of Intent ("LOI") with Metso Brasil Industria e Comercio Ltda. to supply the major components of the processing facility at Mirador. The LOI quotes an equipment package totaling over US$27 million, which includes a crusher, SAG mill and Ball mill. Signing of this critical LOI allows Corriente to stay on its path to complete construction of the Mirador project in late 2008 with commissioning by the end of the year. The company feels that the availability of key mill components is one of the major bottlenecks facing new mine developments around the world. Corriente is pleased to be able to reach reasonable economic terms with Metso and at the same time be assured the equipment will be delivered to meet the scheduled mine start-up at the end of 2008.

Power

In March 2006, the company announced that it signed a Letter of Intent ("LOI") with Hidroabanico S.A. to supply the 28.5 MW power needs of proposed mining operations at the Mirador project. The terms outlined in the LOI propose a 10 year Power Purchase Agreement ("PPA") with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15 MW stage and an expansion is under way to its planned final size of 37.5 MW, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which is estimated to cost in the order of US$16 million to construct and will be included in the development cost estimate for Mirador. As part of the LOI, Hidroabanico will have the first right of opportunity to provide energy needs for the planned Mirador expansion to 50,000 tpd. Final negotiation of the PPA is proceeding.

As a PPA with Hidroabanico will meet the energy needs at Mirador, Corriente is planning no further development work at the Sabanilla run-of-river project. Options for moving the Sabanilla project forward with local operators as a spot power producer continue to be under review.

Environmental Impact Assessment

On May 4, 2006, Corriente announced that the Mirador project's Environmental Impact Assessment ("EIA") was approved by the Ministry of Energy and Mining ("MEM") of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, that was carried out in late November and early December 2005.

As a requirement of the MEM's approval of the EIA, the company was required to post US $3,019,539 ($3,374,939) in favour of the MEM as a security deposit against the company's obligations under the EIA. The required security deposit amount will be reviewed on an annual basis by the MEM and will be adjusted as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Public consultations were successful and the company expects to receive approval of the amended EIA in the near future.

For the company to receive a mine operating permit for the Mirador project, approvals for the amended EIA and construction and operating-related permit applications must be received from the MEM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

Engineering and Procurement

In March 2006, the company's wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A. ("SNC-Chile"), a member of the SNC-Lavalin Group of Companies of Canada ("SNC-Lavalin"), for full Engineering and Procurement Services for the start-up and expansion of the Mirador project. SNC-Chile's experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world. Additionally, Ecuacorriente S.A. engaged SNC-Lavalin Engineers & Constructors, Inc. ("SNC-Canada") to prepare an updated feasibility study for the Mirador Project, which will incorporate the results of work done by SNC-Chile, the company and/or its consultants.

SNC-Lavalin (TSX: SNC) is one of the leading groups of engineering and construction companies in the world, a global leader in the ownership of infrastructure, and in operations and maintenance services. The SNC-Lavalin companies have offices across Canada and in 30 other countries around the world and are currently working in some 100 countries.

Personnel

During the second and third quarters of 2006, Corriente has been able to virtually complete the hiring of its senior management staff in Ecuador, all of whom are focused on the development and operations of the company's Mirador copper-gold project.

Exploration

Mirador Norte

In July 2006, the company announced assay results from the most recent program of drilling at Mirador Norte, a newly discovered zone of porphyry copper mineralization located approximately 3 km northwest of the planned Mirador open pit. Drilling successfully outlined an approximately 1200 x 300 x 250 metre contiguous zone of copper mineralization above a 0.4% copper cutoff. This body is exposed at the surface but open for expansion at depth and to the south. The data is presently being reviewed by Mine Development Associates of Reno, Nevada in preparation of a formal mineral resource assessment, currently nearing completion.

The latest round of drilling at Mirador Norte comprised 39 holes totaling 6780 metres of core and supplements the previous drilling of 29 holes totaling 6825 metres. All new holes with assays above the 0.4% cutoff are detailed on the company's web site (www.corriente.com), where a map of the drilling can also be found. The longest hole drilled at Mirador Norte to date is MN65, which is located in the middle of the deposit and over 420 metres in length. Hole *MN65 has an intersection of 350 metres @ 0.52% Cu and 0.08 g/t Au.*

Management believes that the close proximity of Mirador Norte to Mirador would allow for ore from Mirador Norte to be processed in the planned Mirador concentrator. This means that the stages of open pit mining at Mirador could include a stage of ore production from Mirador Norte earlier in the life of the mine, which could add a period of higher grades and lower strip ratios to enhance cash flow from Mirador's operations.

Panantza-San Carlos
Concurrent with the transition of the Mirador project from development to construction, the company started diamond drilling on the Panantza project as planned, prior to the end of June 2006.

Further to the Panantza drilling news release of June 12, 2006, assays have been received from the most recent ten holes of this drilling program and are being evaluated. Drilling continues to the south and the results obtained from further holes will be announced throughout the next few months.

Current drilling results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper.

Panantza, which is located in southeast Ecuador approximately 40 km north of our Mirador project, had not been drilled since 2001, until the 2006 drill program was initiated. Previous inferred resources at Panantza are estimated to total approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. The deposit sits beside our San Carlos deposit that has inferred resoûces which are estimated to total approximately 657 million tonnes grading 0.61% copper and containing 8.8 billion pounds of copper. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

The purpose of this drilling was to define the southern edge of Panantza's mineralization so that an updated resource calculation could be provided for a planned feasibility study. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

The geology from the new drilling is consistent with the existing model at Panantza, which is a conventional copper porphyry deposit hosted in granitic and porphyritic rocks. The copper mineralization is almost exclusively chalcopyrite with local horizons of secondary copper sulfide and oxide near the surface. The barren dike intersections in the table below are from a small 15-25 metre wide dike which crosses the area of this phase of drilling, but in general the amount of post-mineral dikes at Panantza is low.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current, inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper.

The company feels that Panantza-San Carlos represents a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.